SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                SCHEDULE 14D-1/A
                                (Amendment No. 4)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A
                                (Amendment No. 6)
                           ---------------------------

                                 NCL HOLDING ASA
                            (Name of Subject Company)

                                 ARRASAS LIMITED

                                       and

                                STAR CRUISES PLC
                                    (Bidders)

                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
                              628854310 (American Depositary Shares,
                    each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                           ---------------------------

--------------------------------------------------------------------
CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
--------------------------------------------------------------------


     This Amendment No. 4 (this "Amendment") amends the Schedule 14D-1 Tender Offer Statement (the "Statement") dated January 13, 2000, as previously amended, of Arrasas Limited, an Isle of Man company (the "Offeror") and a wholly owned subsidiary of Star Cruises PLC ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star. This Amendment also amends the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

Item 10. Additional Information.

     Item 10(f) is hereby amended and supplemented by adding the following paragraph:

     Reference is hereby made to the text of the joint Press Release issued by Star and Carnival Corporation on February 2, 2000, which is attached hereto as Exhibit (k).

Item 11. Material to be filed as Exhibits.

     The following item (k) is hereby added to the material previously filed as exhibits.

     (k) Text of a joint Press Release issued by Star and Carnival Corporation on February 2, 2000.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2000



                                                        ARRASAS LIMITED


                                                         By: /s/ Gerard Lim
                                                             --------------
                                                         Name:  Gerard Lim
                                                         Title: Director


                                                        STAR CRUISES PLC


                                                        By: /s/ Lim Kok Thay
                                                            ----------------
                                                        Name:  Lim Kok Thay
                                                        Title: Director

                                                                     Exhibit (k)
                                                                     -----------

[Star Cruises logo]                                              [Carnival logo]

                              FOR IMMEDIATE RELEASE


                   CARNIVAL CORPORATION AND STAR CRUISES PLC
                    REACH JOINT VENTURE AGREEMENT TO PURSUE
                         ACQUISITION OF NCL HOLDING ASA

                 Agreement to mark the start of long-term global
                       alliance between Carnival and Star


           Creates satisfactory outcome to ownership structure of NCL for shareholders of all three organizations

           NCL to benefit from experience and resources of two of the world's most successful cruise operators


     MIAMI (02/02/00) - Carnival Corporation (NYSE: CCL) and Star Cruises PLC (SES: STRC) today announced a joint venture agreement to pursue the acquisition of NCL Holding ASA (OSE: NCL). Under the agreement, Carnival will acquire a 40 percent stake in Arrasas Limited, Star's wholly owned subsidiary previously established to acquire NCL. Star will retain a 60 percent ownership of Arrasas.

     As a result of the agreement, Carnival's previously announced intention to purchase NCL shares at NOK 40 per share subject to the delivery to Carnival of a controlling interest in NCL by its board of directors is withdrawn.

     Carnival Corporation's cost to acquire the 40 percent stake in Arrasas will be based on a proportionate total of the costs resulting from Star's mandatory tender offer of NOK 35 per share for NCL. That offer will expire February 10, 2000, as scheduled.

     "We are delighted with this partnership which we anticipate will mark the start of a long-term global alliance between Carnival Corporation and Star Cruises," said Micky Arison, chairman and CEO of Carnival Corporation. "This agreement effectively creates an outcome to the ownership structure of NCL that should prove satisfactory to the shareholders of Carnival, Star and NCL," he added.

     Mr. K.T. Lim, chairman of Star Cruises, stated, "Star Cruises, `the leading cruise line in Asia-Pacific,' is extremely pleased to be collaborating with Carnival Corporation, the world's largest, most successful cruise operator, on both the acquisition of NCL and, in the future, on a larger, global scale."

     Both parties anticipate that during the NCL extraordinary shareholders meeting scheduled for Feb. 4, 2000, in Oslo, Star will be successful in obtaining the required number of votes to elect its chosen board of directors and, therefore, gain control of the NCL board.

     Completion of the agreement is conditioned upon receipt of all corporate, regulatory and government approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. No assurances can be given that the foregoing conditions will be satisfied or that the transaction will be finalized.

     Carnival Corporation is comprised of Carnival Cruise Lines, the world's largest cruise line based on passengers carried, Holland America Line, Windstar Cruises, Cunard Line Limited, which operates the Cunard and Seabourn cruise brands, and interests in Costa Cruises and Airtours plc. Combined, Carnival Corporation's various brands operate 45 ships in the Caribbean, Alaska, Europe and other worldwide destinations.

     Star Cruises is the "leading cruise line in Asia-Pacific" with a fleet of nine ships operating in Singapore, Malaysia, Thailand, Hong Kong, China, Vietnam, Taiwan, Japan and Korea.


NOTE: Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements of Carnival Corporation to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions; increases in cruise industry capacity and competition; changes in tax and other laws and regulations affecting Carnival and other factors which are described in further detail in Carnival's filings with the Securities and Exchange Commission.


CONTACT:          Tim Gallagher or Jennifer de la Cruz
                  Carnival Corporation, 800-438-6744, ext. 16000
                  or 305-599-2600, ext. 16000

                  Jane Poh
                  Star Cruises PLC
                  603-309-2488
                  sjpoh@starcruises.com.my